Item 77C - DWS Clean Technology Fund (a series of
DWS Securities Trust)
Registrant incorporates by reference the Proxy Statement
for DWS Clean Technology Fund (formerly DWS
Climate Change Fund), a series of DWS Securities
Trust, filed on August 29, 2011 (SEC Accession No.
0001193125-11-235358).
A Special Meeting of Shareholders (the "Meeting") of
DWS Clean Technology Fund (the Fund") was held on
October 28, 2011, at the offices of Deutsche Investment
Management Americas Inc., 345 Park Avenue, New
York, New York 10154. The following matter was voted
upon by the shareholders (the resulting votes are
presented below).
1.	A
pproval of a Sub-Advisory Agreement between
Deutsche Investment Management Americas
Inc. and Deutsche Alternative Asset
Management (Global) Limited with respect to
the Fund.
Number of Votes
For
Against
Abstain
2,169,432.876
71,659.122
170,056.774



 For internal use only
 For internal use only
 For internal use only